FIRST MINING FINANCE CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Finance Corp. (the “Company” or “First Mining”) for the three and six months ended June 30, 2016, and the audited consolidated financial statements for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. All information contained in this MD&A is current as of August 11, 2016.

These documents and other information relevant to the Company’s activities are available under the Company’s SEDAR profile at www.sedar.com or on the Company’s website at www.firstminingfinance.com.

COMPANY OVERVIEW AND STRATEGY

The Company was incorporated as Albion Petroleum Ltd. pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005 and completed its initial public offering as a Capital Pool Company (“CPC”) on September 30, 2005. As a CPC, the Company’s only business had been to identify and evaluate businesses or assets with a view to completing a Qualifying Transaction under the policies of the TSX Venture Exchange (“TSXV”).

On July 1, 2014, Albion and Sundance Minerals Ltd. (“Sundance”) entered into an Arrangement Agreement, whereby the Company would acquire all of the issued and outstanding shares of Sundance, in exchange for shares of the resulting entity. On March 11, 2015, Sundance was renamed as KCP Minerals Inc. (“KCP”) and on March 30, 2015, Albion completed the acquisition of all of the issued and outstanding shares of KCP on a one-for-one basis, constituting its Qualifying Transaction. On the same day, Albion was renamed as First Mining. Prior to completion of the transaction, Albion consolidated all of its issued and outstanding shares on a four-for-one basis.

Subsequent to completing the Qualifying Transaction, the Company’s principal business activity is to acquire and hold high-quality mineral assets with a focus in the Americas. As at the date of this MD&A, the Company’s portfolio of 28 mineral assets are located in Canada, Mexico and the United States. The following lists the Company’s successful acquisitions in the last twelve months:

(1)	Coastal Gold Corp. (“Coastal Gold”) acquired on July 7, 2015, included the Hope Brook gold deposit in Newfoundland;
(2)	Gold Canyon Resources Inc. (“Gold Canyon”) acquired on November 13, 2015, included the Springpole Gold Project in Ontario;
(3)	PC Gold Inc. (“PC Gold”) acquired on November 16, 2015, included the Pickle Crow Gold Project in Ontario;
(4)	Goldrush Resources Ltd. (“Goldrush”) acquired on January 7, 2016, included several gold permits in Burkina Faso, West Africa and cash of $3.4 million;
(5)

Clifton Star Resources Inc. (“Clifton Star”) acquired on April 8, 2016, consisted of six properties, including the Duquesne Gold Project and 10% of the Duparquet Gold Project, all located in the Abitibi Greenstone Belt, Quebec and cash of $11.0 million;

(6)	Pitt Gold Property from Brionor Resources Inc. (“Brionor”) acquired on April 28, 2016, also in the Abitibi region of Quebec.
(7)	Cameron Gold Operations Ltd. (“Cameron Gold”) from Chalice Gold Mines Limited (“Chalice”), acquired on June 9, 2016, including the Cameron Gold Project located in Ontario, and;

FIRST MINING FINANCE CORP.	Page 1
Management Discussion & Analysis for the three and six months ended June 30, 2016

(8)	Tamaka Gold Corporation (“Tamaka”), acquired on June 16, 2016, including the Goldlund Project located in Ontario.

SIGNIFICANT COMPANY EVENTS

2016 year-to-date highlights (together with subsequent events up to August 11, 2016) include:

Private Placement

On August 5, 2016 a non-brokered private placement financing was completed of 33,750,000 units at a price of $0.80 per unit, raising gross proceeds of $27,000,000 (the “Private Placement”). Each unit consists of one common share of the Company and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share of the Company at $1.10 for a period of 36 months.

Debt Settlement Agreement

On July 12, 2016 the Company entered into a debt settlement agreement (the “Agreement”) with First Majestic Silver Corp. (“First Majestic”) pursuant to which the Company has agreed to settle all of the outstanding debt owed by its wholly-owned subsidiary, KCP Minerals Inc., to First Majestic. Under the terms of the Agreement, the Company issued 820,437 common shares to First Majestic to settle US$500,000 of the debt, and the remaining balance of approximately US$675,000 will be paid in cash by First Mining to First Majestic in twelve equal monthly installments in accordance with the terms of the Agreement. The first of these payments was made at the end of July 2016, and the last payment will be made at the end of June 2017.

Amalgamation with Tamaka Gold Corporation

On June 16, 2016, the Company completed an amalgamation with Tamaka Gold Corporation (“Tamaka”), a privately held mineral exploration company which holds a 100% interest in the Goldlund Gold Project located in northwestern Ontario, in exchange for 91,817,210 common shares of First Mining (the “Tamaka Transaction”). The Tamaka Transaction was conducted by way of an amalgamation agreement, which resulted in Tamaka becoming a wholly-owned subsidiary of First Mining.

In addition, all outstanding stock options of Tamaka are now exercisable for First Mining common shares on the same exchange ratio as applied to the Tamaka common shares and are governed by First Mining's Stock Option Plan. All outstanding warrants of Tamaka are also exercisable for common shares of First Mining on the same exchange ratio as applied to the Tamaka common shares.

Acquisition of Cameron Gold Project from Chalice Gold Mines Limited

On June 9, 2016, the Company completed the acquisition of Cameron Gold Operations Ltd. (”Cameron Gold”), a wholly-owned subsidiary of Chalice Gold Mines Limited (”Chalice”), which owns the Cameron Gold Project located in Ontario, in exchange for 32,260,836 common shares of First Mining (the “Cameron Transaction”). The Cameron Transaction resulted in Cameron Gold Operations Ltd. becoming a wholly-owned subsidiary of First Mining. Chalice has retained a one percent net smelter returns (“NSR”) royalty over certain mining claims within the Cameron Gold Project which are not encumbered by pre-existing royalties.

Acquisition of Pitt Gold Property from Brionor Resources Inc.

On April 28, 2016, the Company completed the purchase of the “Pitt Gold Property” from Brionor Resources Inc. (“Brionor”). Total consideration was $1,250,000, of which $1,000,000 was satisfied through the issuance of 2,535,293 First Mining common shares to Brionor, based on the 20-day VWAP, and the remaining $250,000 was paid in cash. The First Mining common shares issued to Brionor are subject to a statutory four-month hold period expiring on August 28, 2016.

FIRST MINING FINANCE CORP.	Page 2
Management Discussion & Analysis for the three and six months ended June 30, 2016

Acquisition of Clifton Star Resources Inc.

On April 8, 2016, the Company completed a definitive agreement (the “Clifton Agreement”) with Clifton Star under which the Company acquired all of the issued and outstanding common shares of Clifton Star on the basis of one common share in the capital of the Company for each Clifton Star share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Clifton Transaction”). The Clifton Transaction was conducted by way of a court-approved plan of arrangement, resulting in Clifton Star becoming a wholly-owned subsidiary of the Company.

Transaction costs associated with the Clifton Agreement were included in the consideration paid to acquire the net assets of Clifton Star. The Company acquired $10.8 million of cash held by Clifton Star as a result of the transaction.

Upgrade to TSXV Tier 1 and OTC QX status

On May 11, 2016, First Mining’s shares began trading on the TSXV Tier 1 exchange in Canada. Subsequently, on May 20, 2016, First Mining’s shares began trading on the OTC QX market platform in the US. These upgrades are expected to improve investor exposure, which should result in increased analyst coverage and liquidity.

REVIEW OF MINERAL PROPERTIES

First Mining’s portfolio has properties located in Canada, Mexico, and the United States, with on-going exploration programs for gold, silver, lead, zinc, and copper, which expect to be funded mostly through the sale of equity and joint venture partnerships. The following section discusses the Company’s priority and other significant projects.

Readers are cautioned that, with respect to any Preliminary Economic Assessment (“PEA”) referenced in this MD&A, a PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that a PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Canada

Hope Brook, Newfoundland

Acquired through the acquisition of Coastal Gold, the Hope Brook Gold Property covers 25,125 hectares with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. The NI 43-101 Resource covers 1.5 km of an 8 km mineralized structure. Indicated Resources of 5.5 Mt grading 4.77 g/t Au, containing 844,000 oz Au, and Inferred Resources of 840,000 t grading 4.11 g/t Au, containing 110,000 oz Au. Substantial infrastructure includes a ramp to 350 metres below surface with vent raise, power, access by sea and air, and a strong local labour force. Drill targets with potential to significantly increase resources have already been outlined. Hope Brook was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997 and there is strong support from the local community and the Province of Newfoundland for future development.

The Company paid an estimated $17 per Resource oz Au following the acquisition of Coastal for consideration of approximately $16.6 million.

Springpole Gold Project, Ontario

Acquired through the acquisition of Gold Canyon, the Springpole Gold Project covers 32,375 hectares and is one of Canada’s largest undeveloped gold projects. The project is located in northwestern Ontario, approximately 110 kilometres northeast of Red Lake town and is situated within the Birch-Uchi Greenstone Belt. The NI 43-101 large open pittable Resource boasts significant infrastructure, including a 72 man onsite camp, winter road access, logging road within 10 kilometres and nearby power lines. Indicated Resources of 128.2 Mt grading 1.07 g/t Au and 5.7 g/t Ag, containing 4,410,000 oz Au and 23,800,000 oz Ag, and Inferred Resources of 25.7 Mt grading 0.83 g/t Au and 3.2 g/t Ag, containing 690,000 oz Au and 2,700,000 oz Ag. Springpole is located within a pro-mining jurisdiction that is covered by the Treaty Three First Nations Agreement and Treaty Nine. The 2013 Preliminary Economic Assessment (“PEA”) includes an initial capital cost of USD $438 million, a payback period of 1.7 years and pre-tax NPV of USD $579 million at USD $1,300 per oz Au, and USD $25 per oz Ag. (Using an exchange ratio of USD/CAD $1.00).

FIRST MINING FINANCE CORP.	Page 3
Management Discussion & Analysis for the three and six months ended June 30, 2016

The Company paid an estimated $12 per Resource oz Au following the acquisition of Gold Canyon for consideration of approximately $66.1 million.

Pickle Crow Gold Project, Ontario

Acquired through the acquisition of PC Gold, the Pickle Crow Gold Project covers 15,560 hectares and is located in the mine-friendly jurisdiction of northwestern Ontario and is covered by the Treaty Nine First Nations Agreement. The NI 43-101 Resource supports a high-grade underground and open pit operation. Inferred Resources of 10.3 Mt grading 3.9 g/t Au, containing 1,300,000 oz Au. Extensive infrastructure in place or proximal to project includes a 200 tonnes per day gravity mill on site, generators and fuel storage, paved road access to the property and within 10 km of a paved airport at Pickle Lake. The Pickle Crow Project was a former high-grade operating mine until the 1960’s.

The Company paid an estimated $11 per Resource oz Au following the acquisition of PC Gold for consideration of approximately $14.8 million.

Duparquet Gold Project, Quebec

Acquired through the acquisition of Clifton Star, the Duparquet Project covers 1,033 hectares and is located in the Abitibi Region of Quebec which is one of the world's most prolific gold producing regions. The Company owns a 10% indirect interest in the Duparquet Gold Project which, on a 100% basis, hosts an NI 43-101 compliant Measured and Indicated Resource of 59.7 Mt grading 1.57 g/t Au, containing 3.0 million oz Au and Inferred Resources of 28.5 Mt grading 1.46 g/t Au, containing 1.3 million oz Au. Infrastructure includes site roads, access to electrical power 15km away, tailings storage facility and water management solutions and ancillary site buildings. The Duparquet Gold Project is currently comprised of three mineral properties: Beattie, Donchester and Dumico. The 2014 prefeasibility study includes pre-production capital costs of $394 million, a pay-back period of 4.3 years and pre-tax NPV (5%) of $222 million at USD $1,300 per oz Au.

The Company paid an estimated $11 per Resource oz Au following the acquisition of Clifton Star, for consideration of approximately $9.8 million for its 10% interest, excluding $10.8 million acquired in cash as part of the transaction.

Duquesne Gold Project, Quebec

Also, acquired through the acquisition of Clifton Star, Duquesne covers 936 hectares and is located in the Abitibi Region of Quebec. The Company owns a 100% interest in the Duquesne Gold Project which hosts an NI 43-101 Indicated Resource of 1.9 Mt grading 3.33 g/t Au, containing 199,000 oz Au, and Inferred Resources of 1.6 Mt grading 5.58 g/t Au, containing 280,000 oz Au. The Duquesne Gold Project situated along the Destor-Porcupine Break, which boasts historical production of 192 million oz Au, is proximal to excellent infrastructure and a skilled labour pool.

The Company paid an estimated $11 per Resource oz Au following the acquisition of Clifton Star, for consideration of approximately $9.8 million, excluding $10.8 million received in cash as part of the transaction.

Pitt Gold Project, Quebec

Purchased from Brionor, the Pitt Gold Property covers 384 hectares, is located in the Abitibi Region of Quebec and is adjacent to First Mining's 100% owned Duquesne Gold Project and 10% owned Duparquet Gold Project. On June 20, 2011, Brionor announced a NI 43-101 Resource for the Pitt Gold Property which, at a cut-off grade of 3.0 g/t Au, is estimated to have Indicated Resources of 600,000 tonnes grading 7.83 g/t Au, containing 151,000 oz Au, and Inferred Resources of 476,000 tonnes grading 6.91 g/t Au, containing 106,000 oz Au.

FIRST MINING FINANCE CORP.	Page 4
Management Discussion & Analysis for the three and six months ended June 30, 2016

The Company paid an estimated $8 per Resource oz Au following the acquisition from Brionor, for consideration of approximately $2.0 million.

Cameron Gold Project, Ontario

Acquired through the acquisition of Cameron Gold Operations Ltd, a wholly-owned subsidiary of Chalice Gold Mines Limited, the Cameron Gold Project covers 31,673 hectares and comprises 154 unpatented claims, 24 patented claims (mineral rights only), seven mining licenses of occupation (MLO) and four mining leases. The Cameron Gold Deposit is a greenstone-hosted gold deposit and the mineralization is mainly hosted in mafic volcanic rocks within a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the North east. The NI 43-101, Measured and Indicated Resource of 8.9 Mt grading 2.29 g/t Au, containing 650,000 oz Au, and Inferred Resources of 14.9 Mt grading 1.91 g/t Au, containing 920,000 oz Au. There is excellent infrastructure with year round road access to the property from nearby highway and powerline within 20 km.

The Company paid an estimated $17 per Resource oz Au following the acquisition from Chalice, for consideration of approximately $26.0 million.

Goldlund Project, Ontario

Acquired through the amalgamation with Tamaka, the Goldlund property covers 28,096 hectares in northwestern Ontario, including the mineral rights of six patented claims which are subject to a 1% NSR on ore mined below the 50-metre horizon. The area is underlain by sedimentary and volcanic rocks, numerous intermediate to mafic subvolcanic intrusive sheets, and is intruded by several granitoid stocks. The majority of identified mineralization is hosted within the Central and Southern Volcanic Belts and historic production demonstrates the presence of small zones of higher-grade mineralization. Historic non-NI 43-101 compliant Measured and Indicated Resource of 19.1 Mt grading 1.94 g/t Au, containing 1,190,000 oz Au, and Inferred Resources of 25.8 Mt grading 2.51 g/t Au, containing 2,090,000 oz Au. Mining in the 1980’s produced approximately 90,700 tonnes @ 5.14 g/t Au from underground and 39,000 tonnes @ 5.83 g/t from a small open pit. The Goldlund Project has excellent infrastructure with year-round road access to the property from nearby highway and powerline within 20 km. There exists a strong relationship with the towns and First Nation groups in the local communities.

The Company paid an estimated $25 per historical resource oz Au following the acquisition from Tamaka, for consideration of approximately $83.0 million.

Readers are cautioned that a Qualified Person (as defined under NI 43-101) has not done sufficient work to classify the historical estimate at the Goldlund Project as current mineral resources or mineral reserves, and First Mining is not treating such historical estimate as current mineral resources or mineral reserves.

Mexico

Miranda, Sonora

The Miranda gold property consists of three claims; Miranda, Miranda 1 and La Arena covering 16,035 hectares in the Sonoran Desert within a structural corridor called the Sonora- Mojave megashear ("SMM trend").

The SMM trend hosts several operating gold mines and deposits, some of which exceed 10 million ounces of gold such as Herradura-Dipolos in western Sonora, Mexico, and other smaller deposits; Mesquite (7 M oz Au) and Picacho in Arizona, and Chanate, San Francisco, and La Choya in Sonora, Mexico. The Miranda property lies in the south-central part of the SMM trend, adjacent to the San Felix and El Antimonio mining districts on the south and east respectively. Miranda covers multiple prospects and gold occurrences including the inactive mines La Fortuna and El Gigio (internal claims which do not belong to the Company). Additionally, the property exhibits structures and lithologies favorable for the development of large orogenic (mesothermal) ore deposits similar to those occurring along the SMM trend. During 2015, 151 rock chip samples were taken and analyzed with values ranging between nil and 7.29 g/t Au. Additionally, 3,486 soil samples were collected and analyzed.

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Management Discussion & Analysis for the three and six months ended June 30, 2016

Socorro, Sonora

The Socorro property was reduced and separated into fractions in 2015 subject to government approval and now consists of four claims: El Socorro Frac 1, El Socorro Frac 2, El Socorro Frac 3 and Tizoc R1 covering 35,654 hectares. It is a regional gold exploration play with dozens of pits and placer deposits with excellent potential to host both bulk open-pit, heap-leachable deposits as well as high-grade gold in high-angle structures. The southern part of the concession covers the northern extension of the El Chanate mine, while the central and northern portion cover mesothermal gold veins within a regional structure over 10 km long.

Work to date on the property includes interpretation of ASTER images mapping and initial surface reconnaissance.

During 2015, the Company took 53 rock chip samples on the property with values ranging from nil to 41.0 g/t Au. Additionally, 7,737 soil samples were taken and analyzed.

San Ricardo, Sonora

The San Ricardo property consists of nine claims, two of which, San Ricardo and San Ricardo 2, cover 50 hectares and an existing small mine that was acquired by the Company through an option agreement in 2013. The remaining seven claims: Teocuitla, Teocuitla 2, Teocuitla 4, Angel, Tlaloc, Tlaloc 2 and Aztlan cover 37,350 hectares, and were staked by the Company between 2009 and 2011. Mineralization on the property is epithermal in nature and has not been constrained along strike or depth by drilling.

All underground workings on the San Ricardo vein system were opened up and saw sampled, and several hundred metres of trenches were excavated and sampled. Subsequently, 14 diamond drill-holes were drilled on the property to test two veins, the Santa Cruz and Mina Antigua, at shallow levels. Drill results in the Santa Cruz vein varied from minor precious metal mineralization to 2.3 m at 23.1 g/t Au, whereas the Mina Antigua vein contained 4.5 m at 100.4 g/t Ag.

During 2015, the Company took 59 reconnaissance rock samples with values up to 33.7 g/t Au and completed a 4,993 soil samples geochemical survey.

Peñasco Quemado, Sonora

The Peñasco Quemado property consists of 3,746 hectares in seven contiguous mining claims located in north-central Sonora, Mexico, 60 km south of the town of Sasabe on the USA-Mexican border. Penasco Quemado is a volcano-sedimentary, silver-manganese deposit in Tertiary rhyolite and conglomerates. A historic NI 43-101 resource estimate states Peñasco Quemado contains 9.6 million ounces Ag measured and indicated at a grade of 116 g/t. Additional similarly mineralized areas are known at surface to the west of the established resource and will require evaluation.

La Frazada, Nayarit

La Frazada consists of a 299 hectare concession along the west margin of the Sierra Madre Occidental and is located within the historic mining district of 'Real del Zopilote' of Nayarit, Mexico. The project is located near power and transportation infrastructure at low elevations and lies approximately 300 km northwest of Guadalajara. The primary mineralized zone consists of the La Frazada vein, which is epithermal in nature and has not been constrained at depth by drilling. A historic NI 43-101 resource estimate states that La Frazada contains 4.69 million ounces Ag, measured and indicated, at a grade of 250 g/t Ag, and a further 3.85 million ounces inferred at a grade of 224 g/t Ag.

Pluton, Durango

The Pluton property was reduced in 2015 following a strategic review of its land packages, subject to government approval, into a 6,534 hectare property consisting of three claims known as Pluton, El Real and Las Dos Amigos. Pluton has the potential to host a large silver-rich, high-grade polymetallic (Pb, Zn, Au), carbonate replacement/skarn deposit. The property is located immediately north of the historic “Ojuela-Mapimí Mining District”. The Company acquired its initial interest in the Pluton property in 2009 through an agreement with the Company’s former VP of Exploration, a related party, which was amended in 2012 to include the Las Dos Amigos claim. In 2010, the Company staked the El Real claim extending the property holdings to the south.

FIRST MINING FINANCE CORP.	Page 6
Management Discussion & Analysis for the three and six months ended June 30, 2016

Work completed on the property to date includes extensive soil geochemistry, gravity and NSAMT ground surveys, a magnetometry and ZTEM airborne survey, and a 3,925 metre diamond drill program managed by the Company.

Puertecitos, Sonora

The Puertecitos property consists of two claims, Puertecitos and Puertecitos 2, covering 9,060 hectares staked by the Company in 2009. Located 32 km southwest of the Sasabe border crossing between the US and Mexico, Puertecitos is 40 km west of the Company’s Los Tamales property and 32 km northeast of the Peñoles Los Humos deposit, a 625 Mt porphyry copper system grading 0.32% Cu. Widespread copper oxides outcrop at Puertecitos and the presence of sericite and secondary biotite in breccia fragments from dikes and pipes suggest that a porphyry system may exist under the extensive rhyolite flows on the property. In 2015, the Company entered into an option agreement with Peñoles under which the Puertecitos property may be acquired. On August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement will be terminated.

Los Tamales, Sonora

The Los Tamales property consists of two claims, Teocuitla 5 and Teocuitla 8, which cover 3,851 hectares staked by the Company in 2010. Los Tamales is a porphyry copper-molybdenum system located 125 km southwest of Tucson, Arizona and 28 km south of the US-Mexican border. The property was discovered by a water well sampling program during a joint United States Geological Survey and Servicio Geologico Mexicano reconnaissance effort in the 1970’s, and was the subject of two USGS open-file reports 94-685 and 84-289. Five diamond drill holes tested copper and molybdenum soil geochemical anomalies in 2013 along a five km strike length with all holes showing low grade chalcopyrite and molybdenite mineralization. The deposit as currently interpreted suggests it is the deep level of a large system dissected by low angle faulting. In 2015, the Company entered into an option agreement with Peñoles under which the Los Tamales property may be acquired. On August 8, 2016, Peñoles notified the Company of its decision to discontinue exploration on the project and consequently the option agreement will be terminated.

Las Margaritas, Durango

The Las Margaritas property is 500 hectares consisting of two mining concessions approximately 150 km from Durango City. The property was acquired through an Assignments of Rights Agreement signed July 6, 2011 and is subject to a 1% net smelter return payable to the vendor which may be purchased at any time before July 6, 2016 for USD $500,000. The project is located in the Barrancas subprovince of the Sierra Madre Occidental. Some limited gold mining by artisanal prospectors is known to have taken place on the project in the early 20th century and the project contains a known vein with quartz, argillic alteration striking for at least 1.8 km. In 2016, a two-year extension was negotiated with the vendor which granted the Company the option to purchase the royalty by November 2018 in consideration for an additional US$100,000 payable over two years.

Geranio, Oaxaca

The Geranio property consists of six claims: La Ramita, Geranio, Violeta, Azucena, El Jilguero and La Orquidea, which combined, cover 540 hectares. Additionally, the Company has also staked a much larger block of ground to the north, east and south of the Natividad system.

The Geranio project lies adjacent and directly north of the historic Natividad Mining District, 70 km north of the city of Oaxaca in southern Mexico. Natividad is a series of five bonanza grade gold and silver veins in a black shale host rock which over the last 70 years has produced 1.5 million ounces of gold equivalent. The property covers approximately 1,200 metres of strike length of the northern extension of the Natividad vein system.

FIRST MINING FINANCE CORP.	Page 7
Management Discussion & Analysis for the three and six months ended June 30, 2016

Two ASARCO exploration diamond drill holes were drilled on the Geranio property in 1992; hole N-20 intersected 0.6 m at 36 g/t Au and 315 g/t Ag, whereas hole N-24 intersected 0.7 m at 45 g/t Au and 120 g/t Ag. The Company’s objective is to delineate another Natividad mineralized system with comparable precious metal contents.

El Apache, Sonora

The El Apache property contains 11,417 hectares in two claims; El Apache and Tlahuac, both staked by the Company in 2011.

El Apache is largely covered by wind-blown sand of the western Sonoran Desert and lies in a highly prospective area within the prolific Sonora-Mojave megashear gold belt. The property lies 10 km east of the largest gold-only mine in Mexico, Fresnillo’s Herradura complex and 10 km south of La Choya mine.

Work to date includes partial surface reconnaissance, interpretation of the government’s magnetic data and limited surface sampling in two small outcropping hills. Future work will entail ZTEM, detailed magnetometry, bleg sampling, and enzyme leach-type geochemical surveys to identify drill targets under sand cover.

El Roble, Oaxaca

The El Roble property, located in the Natividad mining district consists of two claims staked by the Company, El Roble and El Roble 2, which were recently reduced to 9,666 hectares. The property covers the northern extension of Natividad veins and other historic bonanza producers such as El Banco mine. Relevant exploration features include a 15 km strike length of a large magnetic high representing an intrusive body at depth believed to be associated with high-grade gold mineralization in veins. Work to date includes regional geology, airborne magnetics and reconnaissance sampling of selected areas.

Batacosa, Sonora

The Batacosa property consists of one claim covering 3,600 hectares staked by the Company in 2011. Batacosa is a porphyry copper-molybdenum system located 55 km northeast of Ciudad Obregon and 220 km southeast of Hermosillo, capital of the state. Batacosa was discovered by Cominco in the 1970’s and subsequently drilled by them and other companies between 1970 and 2000. A total of 8,000 metres was drilled in 47 drill holes. The Company has delineated two untested targets within the property.

Lachatao, Oaxaca

The Lachatao property, located in Oaxaca Mexico, consists of three claims known as Lizi 1, Lizi 1 Fraccion 2, and Lizi 1 Fraccion 3 covering 5,126 hectares and staked by the Company. Targets in the property include high-grade gold bonanza veins in black shales as well as stockworks and disseminated gold in volcanic rocks.

Montana Negra, Sonora

The Montana Negra property consists of one claim, Montana Negra, covering 852 hectares. The property covers Proterozoic rocks that the Company believe may be favorable for gold mineralization and is located in North Central Sonora, 20 Km southeast of Cananea. The Orogenic gold system, similar to La Choya and San Francisco mines, targets are open-pit leachable mineralization in granitic and metamorphic rocks. Additional field work is required to fully evaluate the property following preliminary surface samples up 9.5 g/t Au.

USA

Turquoise Canyon, Nevada

The Turquoise Canyon property (formerly the Bald Mountain property) located in Nevada is wholly-owned by First Mining. The property consists of 188 unpatented claims totaling 3,872 acres located along the Battle Mountain-Eureka Trend, 16 km south of Barrick Gold Corp.'s Cortez Mine Complex (23 million oz Au), and nine km west of its newly discovered Gold Rush deposit (7.0 million oz Au) and 1.5 kms east of the Toiyabe Mine, a Carlin type gold deposit that produced 89,000 ounces of gold in the 1990s.

FIRST MINING FINANCE CORP.	Page 8
Management Discussion & Analysis for the three and six months ended June 30, 2016

Results of an airborne ZTEM survey commissioned by the Company show an antiformal structure in the underlying Roberts Mountain Thrust which will be the focus of future exploration. A gravity high and anomalous conductive/polarizable anomalies at the southwest corner of the property are high priority drill targets. Six other potential drill targets were interpreted from two induced polarization/resistivity lines run over the property. The Company is processing and interpreting project data.

MINERAL BANK: PROJECT PORTFOLIO LOCATIONS

MINERAL BANK: NI 43-101 GOLD RESOURCES(1) PORTFOLIO – ATTRIBUTABLE TO FIRST MINING

Measured and Indicated Resources
Project	Tonnes	Au Grade (g/t)	Contained Au Oz.'s	Contained AuEq. Oz.'s
Springpole	128,200,000	1.07	4,410,000	4,600,000
Hope Brook	5,500,000	4.77	844,000	844,000
Duquesne	1,900,000	3.33	199,000	199,000
Duparquet (10%)	5,970,000	1.57	300,000	300,000
Pitt	600,000	7.83	151,000	151,000
Cameron	8,880,000	2.29	652,000	652,000
Total	151,000,000	1.39	6,560,000	6,750,000
Inferred Resources
Project	Tonnes	Au Grade (g/t)	Contained Au Oz.'s	Contained AuEq. Oz.'s
Springpole	25,700,000	0.83	690,000	712,000
Hope Brook	840,000	3.20	110,000	110,000
Pickle Crow	10,300,000	3.90	1,300,000	1,300,000
Duquesne	1,600,000	5.58	288,000	288,000
Duparquet (10%)	2,850,000	1.46	130,000	130,000
Pitt	476,000	6.91	106,000	106,000
Cameron	14,920,000	1.91	917,000	917,000
Total	56,700,000	1.96	3,540,000	3,560,000

(1) Based on NI 43-101 technical reports filed on SEDAR by First Mining Finance Corp., PC Gold Inc., Gold Canyon Resources Inc., Clifton Star Resources Inc., Brionor Resources Inc. and Chalice Gold Mines Ltd. Note that differences may occur due to rounding.

FIRST MINING FINANCE CORP.	Page 9
Management Discussion & Analysis for the three and six months ended June 30, 2016

SUMMARY OF QUARTERLY RESULTS

Fiscal Quarter Ended	2016-Q2	2016-Q1	2015-Q4	2015-Q3	2015-Q2(1)	2015-Q1(1)	2014-Q4(1)	2014-Q3(1)
Statements of Financial Position
Capitalized exploration and evaluation expenditures	$(549,438)	$(912,905)	$(264,522)	$(713,076)	$(120,061)	$(496,250)	$(22,629)	$(413,012)
Non-cash assets acquired	(121,570,375)	(316,894)	(81,133,033)	(17,659,163)	-	-	-	(3,900,000)
Option payments and expenditures recovered	-	29,164	131,817	-	-	8,830	-	-
Impact of change in presentation currency	46,792	544,373	(316,807)	(525,493)	104,865	(612,522)	(414,046)	-
Write-down of mineral properties	-	-	566,544	-	-	-	242,060	-
Statements of Conprehensive Loss
Fair value gain on derivative liability	-	-	-	-	-	-	19,213	18,820
Share-based payments	(4,664,673)	(57,933)	(268,633)	(301,090)	-	(698,128)	-	-
Charge related to public company listing	-	-	-	-	-	(655,130)	-	-
Net loss for the period	(6,446,222)	(1,290,106)	(1,878,657)	(1,101,148)	(659,040)	(1,443,212)	(99,483)	(399,525)
Basic and diluted loss per share	$(0.02)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.00)	$(0.01)

(1)	Amounts reported in prior periods have been restated due to the change in the Company’s presentation currency from US dollars to Canadian dollars on July 1, 2015.

RESULTS OF OPERATIONS

For the Three Months Ended June 30, 2016 and 2015

For the three months ended June 30, 2016, the Company reported a net loss of $6,446,222 or $0.02 per common share as compared to a net loss of $659,040 or $0.01 per common share for the comparative period ended June 30, 2015. Explanations for this increase in net loss are discussed below.

For the three months ended June 30, 2016, total general and administrative expenses increased by $5,964,938 to $6,419,184 compared to $454,246 in the three months ended June 30, 2015. This increase was primarily due to share-based payments in addition to the growth in Company activity, following completion of the reverse takeover (“RTO”) on March 30, 2015, and due to the completion of eight transactions since that time. This increase in activity has resulted in an increase in administrative and office fees, as well as an increase in investor relations and marketing communications, professional fees, salaries and wages, and transfer agent and filing fee expenses.

  Administrative and office expense increased by $84,422, to $123,227 during the three months ended June 30, 2016 compared to the three months ended June 30, 2015. This increase is due to the increased corporate activity of the Company.

  Investor relations, corporate development and marketing communications expense increased from $113,200 to $1,073,036 during the three months ended June 30, 2016, due to an overall increase in marketing initiatives, corporate development activities and attendance at retail and institutional investor conferences.

  For the three months ended June 30, 2016, salaries and wages increased by $240,081 to $287,717 from $47,636 in the same period of the prior year. This was primarily due to the addition of employees not included during the prior year comparative period, as well as some consultants of the Company becoming employees.

  Share-based payments increased from $nil to $4,664,673 during the three months ended June 30, 2016 as 10,770,000 share options were granted during the quarter.

  Travel and accommodation increased from $37,675 in the second quarter of 2015, to $98,158 during the three months ended June 30, 2016. This increase was due to investor relations associated travel and property site visits.

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Management Discussion & Analysis for the three and six months ended June 30, 2016

In addition, notable variances of non-general and administrative income and expense items were as follows:

  For the three months ended June 30, 2016, a foreign exchange loss of $15,746 was recorded, compared to a loss of $181,226 for the three months ended June 30, 2015. Foreign exchange gains or losses result from balances held in currencies other than the functional currency of the entity. Due to the change in functional currency of the Canadian parent entity and subsidiaries on July 1, 2015, the foreign exchange loss for the three months ended June 30, 2015 resulted mostly from Canadian dollar accounts payable balances, whereas the foreign exchange loss for the three months ended June 30, 2016 resulted mostly from US dollar accounts payable and loan payable balances held in the Canadian parent entity and subsidiaries.

  For the three months ended June 30, 2016, a currency translation adjustment loss of $48,157 was recorded, compared to a $64,592 gain in the prior year period. This adjustment is primarily due to the significant balance of mineral properties that are held by foreign subsidiaries with a US dollar functional currency. The closing USD/CAD foreign exchange rate decreased 1% from 1.2987 as at March 31, 2016 to 1.2917 as at June 30, 2016, resulting in a $48,157 loss recorded to other comprehensive income, primarily due to the revaluation of mineral property amounts to the Canadian dollar presentation currency. During the three months ended June 30, 2015, a $64,592 gain was recorded to other comprehensive income, primarily due to the revaluation of mineral property amounts, which resulted from a 2% increase in the closing USD/CAD foreign exchange rate from 1.2666 as at March 31, 2015 to 1.2490 as at June 30, 2015.

For the Six Months Ended June 30, 2016 and 2015

For the six months ended June 30, 2016, the Company reported a net loss of $7,736,328 or $0.02 per common share as compared to a net loss of $2,102,252 or $0.03 per common share for the comparative period ended June 30, 2015. Explanations for this increase in net loss are discussed below.

For the six months ended June 30, 2016, total general and administrative expenses increased by $6,145,051 to $7,555,205 compared to $1,410,154 in the six months ended June 30, 2015. This increase was primarily due to share-based payments in addition to the growth in Company activity following completion of the RTO on March 30, 2015, and due to completion of eight transactions since that time. This increase in activity resulted in an increase in administrative and office fees, as well as an increase in investor relations and marketing communications, professional fees, salaries and wages, and transfer agent and filing fee expenses.

  Administrative and office expense increased by $152,647, to $207,349 during the six months ended June 30, 2016 compared to the six months ended June 30, 2015. This increase is due to the increased corporate activity of the Company.

  Investor relations, corporate development and marketing communications expense increased from $117,060 to $1,512,491 during the six months ended June 30, 2016, due to an overall increase in marketing initiatives, corporate development activities and attendance at retail and institutional investor conferences.

  Professional fees increased $69,008, or 37%, to $256,892 during the six months ended June 30, 2016 when compared to the six months ended June 30, 2015. This was primarily due to increased legal, accounting and auditor fees subsequent to the Company’s listing in the comparative period.

  For the six months ended June 30, 2016, salaries and wages increased by $355,910 to $443,172 from $87,262 in the same period of the prior year. This was primarily due to the addition of employees not included during the prior year comparative period, as well as some consultants of the Company becoming employees.

  Share-based payments increased from $698,128 to $4,722,606 during the six months ended June 30, 2016 as 10,770,000 share options were granted during the first half of 2016, compared to 2,550,000 share options granted during the six months ended June 30, 2015.

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Management Discussion & Analysis for the three and six months ended June 30, 2016

  Travel and accommodation increased from $93,730 in the six months ended June 30, 2015, to $164,876 during the six months ended June 30, 2016. This increase was due to investor relations associated travel and acquisition reconnaissance.

In addition, notable variances of non-general and administrative income and expense items were as follows:

  For the six months ended June 30, 2016, a foreign exchange loss of $133,461 was recorded, compared to a loss of $84,091 for the six months ended June 30, 2015. Foreign exchange gains or losses result from balances held in currencies other than the functional currency of the entity. Due to the change in functional currency of the Canadian parent entity and subsidiaries on July 1, 2015, the foreign exchange loss for the six months ended June 30, 2015 resulted mostly from Canadian dollar accounts payable balances, whereas the foreign exchange loss for the six months ended June 30, 2016 resulted mostly from US dollar accounts payable and loan payable balances held in the Canadian parent entity and subsidiaries.

  During the six months ended June 30, 2015, the Company recognized a one-time charge, related to the public company listing, of $655,130 and represented the fair value of consideration paid in excess of net assets acquired, less associated transaction costs.

  For the six months ended June 30, 2016, a currency translation adjustment loss of $612,815 was recorded, compared to a $549,188 gain in the prior year period. This adjustment is primarily due to the significant balance of mineral properties that are held by foreign subsidiaries with a US dollar functional currency. The closing USD/CAD foreign exchange rate decreased 7% from 1.3840 as at December 31, 2015 to 1.2917 as at June 30, 2016, resulting in a $612,815 loss recorded to other comprehensive income, primarily due to the revaluation of mineral property amounts to the Canadian dollar presentation currency. During the six months ended June 30, 2015, a $549,188 gain was recorded to other comprehensive income, primarily due to the revaluation of mineral property amounts, which resulted from a 8% increase in the closing USD/CAD foreign exchange rate from 1.1601 as at December 31, 2014 to 1.2490 as at June 30, 2015.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Net Working Capital including Cash and Cash Equivalents

As at June 30, 2016, the Company had $9,632,406 in cash and cash equivalents and a working capital of $7,429,343, compared to cash and cash equivalents of $683,608 and a working capital deficit of $3,433,675 at December 31, 2015. The increase in working capital of $10,863,018 was primarily due to the $14,243,523 of cash provided from corporate acquisitions during the period.

Operating Activities

Cash used in operating activities for the six months ended June 30, 2016 was $4,708,906 compared to cash used of $1,196,742 in the six months ended June 30, 2015. Cash outflows were primarily the result of various liabilities associated with the acquisitions and other accounts payable related to increased general and administrative expenses, connected to the Company’s increased activity.

Investing Activities

Cash provided by investing activities for the six months ended June 30, 2016 was $11,133,873 compared to cash used of $2,112,107 in the six months ended June 30, 2015. The cash provided by investing activities primarily related to the $14,243,523 of cash acquired from the transactions during the period, offset by mineral property expenditures of $1,462,343 and transaction costs of the five acquisitions during the period of $3,026,785. This compared to mineral property expenditures of $616,311 and deferred acquisition costs of $514,078 in the six months ended June 30, 2015.

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Management Discussion & Analysis for the three and six months ended June 30, 2016

Financing Activities

Cash provided by financing activities during the six months ended June 30, 2016 was $2,533,116 compared to $7,880,050 in the six months ended June 30, 2015. The cash provided by financing activities during the six months ended June 30, 2015 was mainly due to the completion of private placements, which raised net cash proceeds of $4,477,472. Additionally, the outstanding KCP subscription receipts were converted into shares and proceeds of $2,723,750 were released from escrow. During the six months ended June 30, 2016, the Company received $2,840,678 as proceeds from the exercise of warrants and replacement share options (2015 - $nil).

Trends in Liquidity and Capital Resources

As at June 30, 2016, the Company has working capital of $7,429,343. The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company is dependent on either acquiring companies with surplus cash and/or raising additional financing to retain and explore its existing property portfolio, to fund additional acquisitions or asset purchases and for general corporate costs. The only sources of future funds presently available to the Company are the sale of additional equity capital, selling or leasing the Company’s interest in a property, entering into joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or projects. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s properties or projects in relation to these markets, and its ability to compete for investor support of its corporate strategy. On August 5, 2016, the Company completed a non-brokered private placement raising gross proceeds of $27.0 million and as of this MD&A date has working capital of approximately $38.0 million, including a cash balance of approximately $37.0 million.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them. The Company incurred the following expenditures during the three and six months ended June 30, 2016 and 2015:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2016	2015(1)	2016	2015(1)
Administration and office expenses	$50,235	$38,805	$81,123	$54,702
Total	$50,235	$38,805	$81,123	$54,702

(1)	Amounts reported in prior periods have been restated due to the change in the Company’s presentation currency from US dollars to Canadian dollars on July 1, 2015.

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with three Directors in common, which provides office space and services to the Company.

As at June 30, 2016, included in accounts payable is an amount of $20,748 (December 31, 2015 - $40,492) due to the Chief Executive Officer. Included in current liabilities is an amount of $1,513,998 (December 31, 2015 - $1,560,073) due to First Majestic relating to the promissory notes, as well as $nil due to First Majestic for administration and office expenses (December 31, 2015 - $15,000).

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

FIRST MINING FINANCE CORP.	Page 13
Management Discussion & Analysis for the three and six months ended June 30, 2016

CHANGES IN ACCOUNTING POLICIES

The unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 were prepared using accounting policies consistent with those used in the audited annual consolidated financial statements for the year ended December 31, 2015.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

The following are accounting standards anticipated to be effective January 1, 2017 or later:

IFRS 9 Financial Instruments
In July 2014, the IASB issued the final version of IFRS 9 ‘Financial Instruments’ (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 ‘Financial Instruments: Recognition and Measurement ‘and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”). The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when, revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases
The new standard will replace IAS 17 ‘Leases’ (“IAS 17”) and eliminates the classification of leases as either operating or finance leases by the leasee. The treatment of leases by the leasee will require capitalization of all leases resulting accounting treatment similar to finance leases under IAS 17. Exemptions for leases of very low value or short-term leases will be applicable. The new standard will result in an increase in lease assets and liabilities for the leasee. Under the new standard the treatment of all lease expense is aligned in the statement of earnings with depreciation, and an interest component recognized for each lease, in line with finance lease accounting under IAS 17. IFRS 16 ‘Leases’ will be applied prospectively for annual periods beginning on January 1, 2019. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact.

INITIAL ADOPTION OF ACCOUNTING STANDARDS

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or before January 1, 2016. The following new standards, amendments and interpretations that have been adopted for the Company’s current fiscal year have not had a material impact on the Company:

IFRS 10 Consolidated Financial Statements
The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is held in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are held in a subsidiary. The amendments may impact the Company in respect of any future sale or contribution of assets with any associates or joint ventures.

FIRST MINING FINANCE CORP.	Page 14
Management Discussion & Analysis for the three and six months ended June 30, 2016

Amendments to IAS 1 Presentation of Financial Statements
On December 18, 2014 amendments were made to IAS 1 as part of a major initiative to improve disclosure requirements in IFRS financial statements. The amendments clarify the application of materiality to note disclosures and the presentation of line items in the primary statements, and provide options on the ordering of financial statements and additional guidance on the presentation of other comprehensive income related to equity accounted investments. These amendments may impact the presentation of the Company’s financial statements in the future based on the application of materiality.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The accounting estimates and judgments considered to be significant to the Company include the carrying values of mineral properties, the valuation of share-based payments and warrants, the determination of functional currency, accounting determinations following acquisitions, deferred income taxes, future environmental obligations and going concern considerations. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In the six months ended June 30, 2016, the Company did not identify any areas where revisions to estimates and assumptions have resulted in material changes to the results or financial position of the Company.

Management reviews the carrying values of its mineral properties on at least an annual basis, or when an impairment indicator exists, to determine whether an impairment should be recognized. In addition, capitalized costs related to relinquished property rights are written off in the period of relinquishment. Capitalized costs in respect of the Company’s mineral properties amounted to $230,321,614 as at June 30, 2016. These costs may not be recoverable and there is a risk that these costs may be written down in future periods.

The Company uses the fair-value method of accounting for share-based payments related to incentive share options and compensation warrants modified or settled. Under this method, compensation cost attributable to options and warrants granted is measured at fair value at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated risk-free interest rate and the expected life using the Black-Scholes model. Changes to these estimates could result in the fair value of the share-based payments expense being less than or greater than the amount recorded. During the six months ended June 30, 2016, the Company granted 10,770,000 stock options to directors, officers, employees and consultants.

The Company applied judgment in determining its functional currency and the functional currency of its subsidiaries. Functional currency is determined based on commercial factors, and the currency of the entities’ expenditures and exploration activities. The functional currency of the Company’s Canadian entities is the Canadian dollar, and the functional currency of the Company’s material foreign subsidiaries is the US dollar.

The Company has to determine whether each acquisition should be accounted for as a business combination or an asset acquisition. As dictated by IFRS 3 Business Combinations (“IFRS 3”), the components of a business must include inputs, processes and outputs. Management has assessed its acquisitions and has concluded that each did not include all the necessary components of a business. As such, they have been recorded as asset acquisitions, being the purchase of mineral properties and/or working capital.

The Company must use judgment to determine whether it is the acquirer in each acquisition transaction. Under IFRS 3, the acquirer is the entity that obtains control of the acquiree in the acquisition. If it is not clear which company is the acquirer, additional information must be considered, such as the combined entity’s relative voting rights, existence of a large minority voting interest, composition of the governing body and senior management, and the terms behind the exchange of equity interests.

The Company measures deferred income tax assets and liabilities using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

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Management Discussion & Analysis for the three and six months ended June 30, 2016

The Company must determine if estimates of the future costs to complete rehabilitation work is required to comply with existing laws, regulations and agreements in place at each exploration site. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of rehabilitation work required by the Company. Management determined at the balance sheet date that no material rehabilitation provisions were required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

Management determined that the unaudited condensed interim consolidated financial statements should be prepared on a going concern basis and therefore concluded that the Company will be able to meet its obligations and continue its operations for the next twelve months.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts and other receivables, marketable securities, accounts payable and accrued liabilities, loans payable and debenture liability. Cash equivalents include deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less. As at June 30, 2016, all cash and cash equivalents were bank deposits with material balances held in Canadian chartered banks. The types of risk exposures and the Company’s management of such exposures are provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2015.

The Company is not exposed to any externally imposed capital requirements, nor were there changes in the Company’s approach to capital management during the period.

RISKS AND UNCERTAINTIES

Financing Risks

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further acquisitions of companies or projects. Such further acquisitions may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing projects which could result in the loss of one or more of its properties.

Exploration and Development

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Company’s mineral properties and there is no certainty that the expenditures made by the Company in the exploration of its mineral properties or otherwise will result in discoveries of commercially recoverable quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

There is no assurance that the Company’s mineral properties possess commercially mineable bodies of ore. The Company’s mineral properties are in the exploration stage as opposed to the development stage and has no known body of economic mineralization. The known mineralization of the properties has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on the properties. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company may be required to raise substantial additional funding.

FIRST MINING FINANCE CORP.	Page 16
Management Discussion & Analysis for the three and six months ended June 30, 2016

Significant capital investment is required to discover commercial ore and to commercialize production from successful exploration efforts and maintain mineral concessions through payment of applicable taxes. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure, (ii) current and future metal prices (which can be cyclical), and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Company not receiving an adequate return on invested capital.

Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

Title

There is no assurance that the Company’s title to its properties will not be challenged. The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While the Company has diligently investigated title to its properties, it may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by undetected defects. Consequently, the boundaries may be disputed.

Surface Rights

The Company does not own the surface land associated with its mineral claims in Mexico and therefore does not own the surface rights to its mineral claims. Mexican law allows equal right of property access to the owner of the surface rights and the owner of the mining rights. However, when the explorer/miner is not the owner of the surface rights, the owner of the surface rights and the owner of the mineral rights must agree on the terms by which the concession holder may access the property. If an agreement cannot be reached, then the concession holder is required to gain access to the surface through other means including expropriation, temporal occupation or right of way on necessary land. Written surface access agreements are required for and at the time of application for environmental permits and for exploration with drilling or trenching. As such the Company has agreements and permits for surface access for the Pluton and Los Tamales properties, but not for its other properties.

Permits and Licenses

There is no assurance that the Company will obtain required permits and licenses. The Company’s operations may sometimes require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.

Competitive Nature of the Mining Industry

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will be competing with other mining companies, many of which have greater financial resources than the Company does, for the acquisition of mineral claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

FIRST MINING FINANCE CORP.	Page 17
Management Discussion & Analysis for the three and six months ended June 30, 2016

Joint Venture Funding Risk

The Company’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Environmental, Health and Safety Regulation of Resource Industry

The operations of the Company require permits from various levels of government. Such operations are subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations, particularly environmental permits, will be obtainable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any mining project that the Company might undertake.

All phases of the Company’s operations are subject to environmental regulations in various jurisdictions. If the Company’s properties are proven to host economic reserves of metals, mining operations will be subject to federal, state and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, state or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage, which it may not be able to insure against.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Availability of Drilling Equipment and Access Restrictions

Mining exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration and development activities.

Stress in the Global Economy

FIRST MINING FINANCE CORP.	Page 18
Management Discussion & Analysis for the three and six months ended June 30, 2016

Reduction in credit, combined with reduced economic activity and the fluctuations in the United States dollar, may adversely affect businesses and industries that purchase commodities, affecting commodity prices in more significant and unpredictable ways than the normal risks associated with commodity prices. The availability of services such as drilling contractors and geological service companies and/or the terms on which these services are provided may be adversely affected by the economic impact on the service providers. The adverse effects on the capital markets generally make the raising of capital by equity or debt financing much more difficult and the Company is dependent upon the capital markets to raise financing. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on the Company’s business, operating results, and financial condition.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility. As such, the Company is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to financial institutions that hold the Company’s cash, and through companies that have payables to the Company. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the shares could be adversely affected.

Unknown Environmental Risks for Past Activities

Exploration and mining operations involve a potential risk of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. In recent years, regulatory requirements and improved technology have significantly reduced those risks. However, those risks have not been eliminated and the risk of environmental contamination from present and past exploration or mining activities exists for mining companies. Companies may be liable for environmental contamination and natural resource damages relating to properties that they currently own or operate or at which environmental contamination occurred while or before they owned or operated the properties. However, no assurance can be given that potential liabilities for such contamination or damages caused by past activities at these properties do not exist.

Political Regulatory Risks

Any changes in government policy may result in changes to laws affecting ownership of assets, mining policies, monetary policies, taxation, rates of exchange, environmental regulations, labour relations, repatriation of income and return of capital. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Fluctuating Mineral Prices

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have historically fluctuated widely. Consequently, the economic viability of any of the Company’s exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Currency fluctuations may affect the cash flow which the Company may realize from its operations, since most mineral commodities are sold in a world market in US dollars. The Company’s costs are incurred primarily in Canadian dollars, US dollars, and Mexican Pesos.

FIRST MINING FINANCE CORP.	Page 19
Management Discussion & Analysis for the three and six months ended June 30, 2016

Drug Related Violence and Cartels

Mexico has experienced periods of violence over the past few decades primarily from drug related activities. Although the government has committed itself to combating such activities, drug-related violence propagated by rival drug cartels continues.

The Company is aware of reports of recent drug related violence in Mexico, but these have not affected the Company’s activities, nor have Company personnel been threatened. The Company has routine safety precautions in place for its personnel, including travelling in pairs of vehicles accompanied by local personnel, prohibiting travel at night, working with locals as scouts in the area and generally maintaining a low profile in the area. In addition, all Company personnel on site are Spanish speaking.

COMMITMENTS

The Company has commitments in respect of office rent, equipment leases, and transaction costs incurred through its acquisitions as follows:

	Expected payments due by period as at June 30, 2016
	1 year	2 – 3 years	4 – 5 years

Office premises (PC Gold acquisition)	$78,465	$90,063	$-
Equipment leases (Gold Canyon acquisition)	43,755	-	-
Contractual payments from ac quisitions:
Tamaka – debenture liabilities	137,990	427,980	2,364,080
Total	$260,210	$518,043	$2,364,080

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario, for $4,000 per month until October 30, 2018. The amount of the total sub-lease payments committed is $48,000 for the first year from June 30, 2016, and $64,005 for the second and third years from June 30, 2016.

CONTINGENCIES

On June 16, 2016, the Company acquired the business and assets of Tamaka as a result of an amalgamation between Tamaka and a wholly owned subsidiary of the Company. Tamaka was party to three debentures with an aggregate principal amount of approximately $2 million, payable to Kesselrun Resources Ltd. (TSXV: KES) (the "Debentures") which debentures remain outstanding and are liabilities of a subsidiary of the Company. Kesselrun has alleged that the debentures were required to be converted into common shares of the Company as a result of the amalgamation transaction with Tamaka. The Company disagrees with this position and takes the position that the Debentures have not been converted and remain outstanding.

The Company has engaged legal counsel and at this time cannot definitively predict the outcome of this dispute.

QUALIFIED PERSON

Dr. Christopher Osterman, P.Geo, CEO of First Mining, is a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and he has reviewed and approved all technical and scientific disclosure in this MD&A regarding First Mining’s mineral properties.

FIRST MINING FINANCE CORP.	Page 20
Management Discussion & Analysis for the three and six months ended June 30, 2016

OUTLOOK

The Company’s principal business activity is to acquire and hold high-quality mineral assets with a focus primarily in the Americas, effectively building a mineral bank at a time when market values are significantly lower than in the immediately preceding years. The Company currently holds a high-quality portfolio of 28 mineral assets primarily in Canada, Mexico and the United States. This increased from 19 mineral assets as at December 31, 2015 following the acquisitions of Goldrush, Clifton Star, and Tamaka in addition to the Cameron Gold and Pitt Gold property acquisitions.

The Clifton Star acquisition included approximately $11.0 million in cash in addition to a 10% interest in the Duparquet Gold Project, and a 100% interest in each of the Duquesne Gold Project plus four early stage precious and base metal projects: Franquet, Joutel, Morris and Roquemaure.

Following the acquisition of the Pitt Gold Property and Cameron Gold Property, the mineral bank now contains over 10 million Resource gold equivalent ounces (not including the Goldlund Project given this was a historical resource). Ultimately, the Company’s goal is to grow its mineral bank by increasing its portfolio to 40 - 50 mineral assets, which will primarily be comprised of gold, silver, copper, lead, zinc and nickel, subject to market conditions.

Updated NI 43-101 Resource Reports for Goldlund, Pickle Crow, Cameron, Pitt Gold and Duquesne are expected to be completed before the end of 2016. Investments will be made at several sites which include temporary structures to hold drill core and technical data logging on all properties is currently underway.

The Company intends to add shareholder value by ultimately entering into earn-in agreements with third-parties who would move the assets forward whilst the Company retains a residual interest, which could be in the form of a royalty, metal stream, minority interest, and/or equity positions in the third parties.

SECURITIES OUTSTANDING

Authorized share capital: The Company can issue an unlimited number of common shares with no par value and an unlimited number of preferred shares with no par value. No preferred shares have been issued as at August 11, 2016.

All share information is reported as of August 11, 2016 in the following table.

Issued and Outstanding Common Shares				535,543,022
	Expiry Date	Weighted average Exercise Price	Number
Options	November 13, 2016 – June 16, 2021	$0.64	28,045,426
Warrants	September 30, 2016 – June 17, 2021	$0.80	51,699,489
				79,763,564
Fully Diluted				615,287,937

There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement dated March 30, 2015, on the completion of the RTO. Under this agreement, 10% of the shares were released immediately and 15% will be released every six months thereafter with the final release being on March 30, 2018. As at June 30, 2016, there were 4,399,364 common shares of the Company in escrow (December 31, 2015 – 5,499,206).

There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement dated August 2, 2005. At completion of the RTO, 10% of the common shares were released and 15% will be released every six months thereafter with the final release being March 30, 2018. As at June 30, 2016, there were 777,700 common shares of the Company in escrow (December 31, 2015 – 1,027,124).

FIRST MINING FINANCE CORP.	Page 21
Management Discussion & Analysis for the three and six months ended June 30, 2016

With the acquisition of Tamaka on June 16, 2016, certain shareholders have deposited the First Mining shares received into escrow. Twenty percent of such escrowed shares will be released from escrow on June 16, 2017, and an additional 20% will be released every six months thereafter, with the final tranche released on June 16, 2019. As at June 30, 2016 there were a total of 29,658,324 shares held in escrow as a result of the Tamaka Transaction.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on their evaluation, that they are effective as at June 30, 2016 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A on August 11, 2016.

FORWARD LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 30, 2016. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

FIRST MINING FINANCE CORP.	Page 22
Management Discussion & Analysis for the three and six months ended June 30, 2016

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE – MINERAL PROPERTY EXPENDITURES

As at June 30, 2016 and December 31, 2015, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2015	Acquisition	Mineral concessions	Wages and Salaries	Surveying, geological consulting and lab	Field supplies and other	Travel and administration	Total expenditures	Option payments and expenditures recovered	Impact of change in presentation currency	Write-down of mineral properties	Balance June 30, 2016
Hope Brook	$17,543,366	$(45,000)	$20,000	$1,753	$16,766	$3,583	$3,890	$45,992	$-	$-	$-	$17,544,358
Springpole	66,249,495	-	207,497	134,409	46,632	209,403	37,071	635,012	-	-	-	66,884,507
Pickle Crow	15,176,626	-	55,453	7,155	41,555	3,309	-	107,472	-	-	-	15,284,098
Duparquet	-	4,416,780	-	-	581	-	-	581	-	-	-	4,417,361
Duquesne	-	4,980,624	-	-	1,430	-	-	1,430	-	-	-	4,982,054
Pitt Gold	-	2,047,786	-	-	600	-	-	600	-	-	-	2,048,386
Cameron Gold	-	25,799,192	-	-	2,068	-	-	2,068	-	-	-	25,801,260
Goldlund Gold	-	84,325,993	-	-	1,521	-	-	1,521	-	-	-	84,327,514
Canada Total	$98,969,487	$121,525,375	$282,950	$143,317	$111,153	$216,295	$40,961	$794,676	$-	$-	$-	$221,289,538
Miranda	679,715	-	24,648	20,331	15,681	6,512	9,158	76,330	-	(49,190)	-	706,855
Socorro	587,889	-	54,806	7,852	6,682	11,299	7,336	87,975	-	(43,942)	-	631,922
San Ricardo	634,908	-	79,772	14,699	16,845	16,046	4,957	132,319	-	(49,401)	-	717,826
Peñasco Quemado	2,783,382	-	40,756	705	-	-	242	41,703	-	(188,079)	-	2,637,006
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(126,268)	-	1,767,276
Pluton	904,292	-	34,252	352	2,277	673	-	37,554	-	(49,995)	-	891,851
Others(1)	460,099	-	135,023	8,670	1,864	44	4,069	149,670	(29,164)	(40,009)	-	540,596
Mexico Total	$7,941,984	$-	$371,102	$52,609	$43,349	$34,574	$25,762	$527,396	$(29,164)	$(546,884)	$-	$7,893,332
USA	680,860	-	-	-	-	-	-	-	-	(44,281)	-	636,579
Burkina Faso	-	361,894	-	102,436	5,864	22,290	9,681	140,271	-	-	-	502,165
Total	$107,592,331	$121,887,269	$654,052	$298,362	$160,366	$273,159	$76,404	$1,462,343	$(29,164)	$(591,165)	$-	$230,321,614

	Balance December 31, 2014	Acquisition	Mineral concessions	Wages and Salaries	Surveying, geological consulting and lab	Field supplies and other	Travel and administration	Total expenditures	Option payments and expenditures recovered	Impact of change in presentation currency	Write-down of mineral properties	Balance December 31, 2015
Hope Brook	$-	$17,466,287	$11,844	$-	$20,323	$32,621	$12,291	$77,079	$-	$-	$-	$17,543,366
Springpole	-	66,170,491	-	34,350	7,611	16,858	20,185	79,004	-	-	-	66,249,495
Pickle Crow	-	15,155,418	-	1,263	19,454	491	-	21,208	-	-	-	15,176,626
Canada Total	$-	$98,792,196	$11,844	$35,613	$47,388	$49,970	$32,476	$177,291	$-	$-	$-	$98,969,487
Miranda	400,339	-	45,863	20,443	78,376	19,086	20,690	184,458	-	94,918	-	679,715
Socorro	308,078	-	103,614	9,787	38,904	33,770	18,009	204,084	-	75,727	-	587,889
San Ricardo	337,470	-	113,640	12,273	39,068	49,681	19,202	233,864	(8,830)	72,404	-	634,908
Peñasco Quemado	2,052,879	-	305,359	1,340	-	-	330	307,029	-	423,474	-	2,783,382
La Frazada	1,580,969	-	1,979	2,203	-	29	1,075	5,286	-	305,444	-	1,891,699
Pluton	675,937	-	107,256	894	53	990	122	109,315	-	119,040	-	904,292
Others(1)	673,912	-	303,796	21,899	388	1,859	2,665	330,607	(131,817)	153,941	(566,544)	460,099
Mexico Total	$6,029,584	$-	$981,507	$68,839	$156,789	$105,415	$62,093	$1,374,643	$(140,647)	$1,244,948	$(566,544)	$7,941,984
USA	533,877	-	40,730	-	982	-	262	41,974	-	105,009	-	680,860
Total	$6,563,461	$98,792,196	$1,034,081	$104,452	$205,159	$155,385	$94,831	$1,593,908	$(140,647)	$1,349,957	$(566,544)	$107,592,331

(1)	Other mineral properties as at June 30, 2016 and December 31, 2015 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

FIRST MINING FINANCE CORP.	Page 23
Management Discussion & Analysis for the three and six months ended June 30, 2016